Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention: Melissa Feider, Staff Accountant

BY EDGAR TRANSMISSION

October 10, 2008

Ladies and Gentlemen

Re: MGT Capital Investments, Inc (File no. 001-32698) Form 10-K for Fiscal Year Ended December 31 2007

We are currently in the process of finalising and reviewing our response to Staff’s comments on our December 31, 2007 10K.

We request an extension to October 17, 2008 in order to complete.

Should you have any queries, please do not hesitate to contact us.

Yours sincerely

ALLAN ROWLEY

CHIEF FINANCIAL OFFICER

MGT CAPITAL INVESTMENTS, INC.

KENSINGTON CENTRE, 66 HAMMERSMITH ROAD, LONDON W14 8UD

Tel: +44 (0) 20 7605 7950 Fax: +44 (0) 20 7605 7951 EMAIL info@mgtci.com WEB
www.mgtci.com

A COMPANY REGISTERED IN THE STATE OF DELAWARE, USA